Exhibit (a)(1)(iv)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

WORLD ENERGY SOLUTIONS, INC.

at

$5.50 NET PER SHARE

Pursuant to the Offer to Purchase dated November 19, 2014

by

WOLF MERGER SUB CORPORATION,

a wholly owned subsidiary of

ENERNOC, INC.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M. (BOSTON, MASSACHUSETTS TIME)

ON JANUARY 2, 2015, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

November 19, 2014

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Wolf Merger Sub Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of EnerNOC, Inc., a Delaware corporation (“EnerNOC”), to act as Information Agent in connection with Purchaser’s offer to purchase for cash all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of World Energy Solutions, Inc., a Delaware corporation, at a purchase price of $5.50 per Share, net in cash, without interest (less any required withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

THE BOARD OF DIRECTORS OF TARGET (THE “TARGET BOARD”) UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES INTO THE OFFER.

The Offer is not subject to any financing condition. The conditions of the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with “Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9” providing information relating to backup federal income tax withholding;

3. A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5. A return envelope addressed to the Depositary, for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 p.m. (Boston, Massachusetts time) on January 2, 2015, unless the Offer is extended.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 4, 2014 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), among EnerNOC, Purchaser and Target, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth therein, Purchaser will merge with and into Target (the “Merger”), with Target continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of EnerNOC. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in the Offer to Purchase) will be converted into the right to receive the Offer Price, without interest (less any required withholding taxes), except for Shares then owned by Target, EnerNOC, Purchaser or any other subsidiary of EnerNOC, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

The Target Board has unanimously (a) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Target and its stockholders; (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; (d) approved the Merger Agreement, the Offer, the Merger and the Tender and Support Agreement (although the Company is not a party to the Tender and Support Agreement) for purposes of and in accordance with Section 203 of the DGCL; and (e) recommended that the Target’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Target has received a third-party opinion to the effect that, as of the date of the Merger Agreement and based upon and subject to the qualifications and assumptions set forth therein, the consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and Merger Sub) is fair, from a financial point of view, to the holders of Shares and, as of the date of the Merger Agreement (the “Fairness Opinion”).

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Target or any successor entity will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Alliance Advisors LLC

Call Toll Free: 855-976-3328

Email: reorg@allianceadvisorsllc.com

Nothing contained herein or in the enclosed documents shall constitute you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.